September 26, 2019

Emmanuel Dulac
Chief Executive Officer & President
Zealand Pharma A/S
Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

       Re: Zealand Pharma A/S
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           File No. 001-38178

Dear Mr. Dulac:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance